KOVACK INTERNATIONAL SECURITIES, INC.

FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2018
and
REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

KOVACK INTERNATIONAL SECURITIES, INC.

TABLE OF CONTENTS



DeJoy, Knauf & Blood LLP
certified public accountants
Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Securities Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kovack International Securities Inc. as of December 31, 2018, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kovack International Securities Inc. as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kovack International Securities Inc.'s management. Our responsibility is to express an opinion on Kovack International Securities Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kovack International Securities Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information contained in Schedules I and II listed in the accompanying table of contents has been subjected to audit procedures performed in conjunction with the audit of Kovack International Securities Inc.'s financial statements. The supplemental information is the responsibility of Kovack International Securities Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information contained in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

DeJoy, Knauf & Blood, LLP

We have served as Kovack International Securities Inc.'s auditor since 2017.

February 27, 2019.

DeJoy, Knauf & Blood LLP
certified public accountants

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2018

ASSETS

Cash and cash equivalents	$	241,466
Deposits and other assets		4,111
	$	245,577

LIABILITIES AND STOCKHOLDERS' EQUITY

Accounts payable	$	375
Stockholders' equity:		
Common stock voting, no par value per share, 1,000 shares authorized, issued, and outstanding		310,000
Accumulated deficit		(64,798)
Total stockholders' equity		245,202
	$	245,577

The accompanying notes are an integral part of these financial statements.

Page 1

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2018

Expenses:
  General and administrative expenses $ 12,458

  Net (loss)

                                           (12,458)

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

YEAR ENDED DECEMBER 31, 2018

	Number of Common Shares	Amount	Accumulated (Deficit)	Total
Balance December 31, 2017	1,000	$ 310,000	$ (52,340)	$ 257,660
Net loss	-	-	(12,458)	(12,458)
Balance December 31, 2018	1,000	$ 310,000	$ (64,798)	$ 245,202

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL SECURITIES, INC.

STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2018

Cash flows from operating activities:	
Net (loss)	$ (12,458)
Adjustments to reconcile net loss to net	
cash used for operating activities:	
Deposits and other assets	870
Accounts payable	375
Total adjustments	1,245
Total cash flows from operating activities	(11,213)
Cash flows from investing activities:	-
Cash flows from financing activities:	-
Decrease in cash and cash equivalents	(11,213)
Cash and cash equivalents, beginning of period	252,679
Cash and cash equivalents, end of period	$ 241,466

The accompanying notes are an integral part of these financial statements.

KOVACK INTERNATIONAL SECURITIES, INC.

NOTES TO FINANCIAL STATEMENTS

1. BUSINESS

Kovack International Securities, Inc. (the Company) was incorporated in the State of Florida on January 12, 2012, and is a registered securities broker-dealer with the SEC, FINRA and SIPC. The Company's headquarters are located in Fort Lauderdale, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of accounting - The accompanying financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Cash and cash equivalents - The Company considers all unrestricted deposits and highly liquid investments, readily convertible to known amounts, with an original maturity of three months or less to be cash equivalents.

Revenue recognition - The Company has not derived any revenue from commissions and sales concessions during 2018.

Accounting estimates - Management of the Company occasionally uses accounting estimates in determining certain revenues and expenses. Estimates are based on subjective as well as objective factors and, as a result, judgment is required to estimate certain amounts at the date of the financial statements. Actual results could differ from these estimates.

Fair value of financial instruments - The fair value of the Company's financial instruments such as cash and cash equivalents and accounts payable approximate their carrying value because of the short maturity of the instruments.

Income taxes - The Company has elected, by unanimous consent of its stockholders, to be taxed as an S Corporation under the provisions of Section 1361 of the Internal Revenue Code. Under these provisions, the Company does not pay federal corporate income tax on its taxable income. Instead, the stockholders are liable for individual federal income taxes on their respective share of the Company's taxable income. GAAP prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position that an entity takes or expects to take in a tax return. An entity may only recognize or continue to recognize tax positions that meet a "more likely than not" threshold. This pronouncement is applicable to pass-though entities, such as S Corporations, which are potentially subject to income taxes.

KOVACK INTERNATIONAL SECURITIES, INC.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Income taxes (continued) - The Company assesses its income tax positions, including its continuing tax status as an S Corporation, based on management's evaluation of the facts, circumstances and information available at the reporting date. The Company uses the prescribed more likely than not threshold when making its assessment. The Company did not accrue any interest expense or penalties related to tax positions. There are no open Federal or State tax years under audit.

Recent accounting pronouncements - In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-02, *Leases*, which amended the guidance on accounting for leases. ASU 2016-02 requires lessees to recognize assets and liabilities on the statement of financial condition for the rights and obligations created by all qualifying leases with terms of more than twelve months. The recognition, measurement and presentation of expenses and cash flows arising from a lease by a lessee remains substantially unchanged and depends on classification as a finance or operating lease. ASU 2016-02 also requires quantitative and qualitative disclosures that provide information about the amounts related to leasing arrangements recorded in the financial statements. ASU 2016-02 will be effective for interim and annual periods beginning on January 1, 2019. The Company is in the process of evaluating the impact ASU 2016-02 may have on its financial statements.

3.   CONCENTRATIONS

During the year, the Company maintained cash balances in excess of the Federally insured limits. The funds are with major money center banks, and financial institutions. Consequently, the Company does not believe that there is a significant risk in having these balances in one financial institution.

4.   REQUIREMENTS OF RULE 15c3-3

The Company is a non-clearing broker, exempt from making computations of amounts on deposit in the Special Reserve Bank Account for the Exclusive Benefits of Customers, under the provisions of paragraph (k) of Rule 15c3-3 under the Securities and Exchange Act of 1934.

KOVACK INTERNATIONAL SECURITIES, INC.

5.   NET CAPITAL PROVISION OF RULE 15c3-1

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital amount and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At December 31, 2018, the Company had net capital of $241,091, which was $191,091 in excess of its required net capital of $50,000.

6.   RELATED PARTY TRANSACTIONS

During the year ended December 31, 2018, the Company paid $5,310 to a related entity for certain general and administrative expenses.

7.   SUBSEQUENT EVENTS

The Company has performed an evaluation of subsequent events through February 28, 2019, which is the date the financial statements were available for issue.

KOVACK INTERNATIONAL SECURITIES, INC.
SCHEDULE I

COMPUTATION AND RECONCILIATION OF NET CAPITAL
UNDER RULE 15c3-1 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

NET CAPITAL COMPUTATION:

Total stockholders' equity qualified for net capital	$ 245,202
Add:	
Allowable subordinated liabilities	-
Total capital and allowable subordinated liabilities	245,202
Deducts and or charges:	
Total non-allowable assets	(4,111)
Net capital before haircuts	241,091
Haircuts on securities:	
Other securities	-
	-
Net capital	$ 241,091

RECONCILIATION:

Net capital, per page 3 of the December 31, 2018 un-audited Focus Report, as originally filed	$ 241,091
Net adjustments	-
Net capital, per December 31, 2018 audited report, as filed	$ 241,091

KOVACK INTERNATIONAL SECURITIES, INC.
SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND
INFORMATION RELATING TO THE POSSESSION OR
CONTROL REQUIREMENT UNDER RULE 15c3-3 OF THE
SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2018

The Company claims exemption under Section (k)(2)(ii) of Rule 15c3-3.



DeJoy, Knauf & Blood LLP
certified public accountants

Rochester, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
Kovack International Securities Inc.:

We have reviewed management's statements, included in the accompanying Kovack International Securities Inc. Exemption Report, in which (1) Kovack International Securities Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Kovack International Securities Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(1) and (k)(2)(ii) (the "exemption provisions") and (2) Kovack International Securities Inc. stated that Kovack International Securities Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Kovack International Securities Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kovack International Securities Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

DeJoy, Knauf & Blood, LLP

February 27, 2019.

KOVACK INTERNATIONAL SECURITIES, INC.

EXEMPTION REPORT

For the Year Ended December 31, 2018

Kovack International Securities, Inc. (KIS) is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (Reports to be made by certain brokers and dealers). To the best of our knowledge and belief, KIS states the following:

KIS claims an exemption from 17 C.F.R. 240.15c3-3 under the following provisions of 17 C.F.R.240.15c3-3(k)(1) and (k)(2)(ii).

KIS met the identified exemption provisions throughout the period January 1, 2018-December 31, 2018 without exception.

I, Ronald Kovack, affirm that to the best of my knowledge this exemption report is true and accurate.

(signature)   2/21/19

Dr. Ronald Kovack   Date